UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42723

GRANDE GROUP LIMITED

(Translation of registrant’s name into English)

Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 12, 2025, Grande Group Limited (the “Company”) issued a press release announcing its unaudited financial results for the six months ended September 30, 2025. A copy of the press release is furnished as Exhibit 99.2 to this report on Form 6-K. Attached as Exhibit 99.1 to this report is the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended September 30, 2025 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2025	Grande Group Limited

	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chief Executive Officer and Chair of the Board

EXHIBITS INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2025 and 2024
99.2	Press Release – Grande Holding Limited Announces Financial Results for the First Half of Fiscal Year 2026

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